Universal Tracking Solutions, Inc.
3317 South Higley Road
Suite 114-475
Gilbert, AZ 85297
(480) 855-8877

November 16, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso

RE:	Universal Tracking Solutions, Inc. (the “Company”) Withdrawal Request dated November 14, 2007 File No. 333-138975

Dear Mr. Mancuso:

The Company hereby respectfully requests the withdrawal of its withdrawal request dated November 14, 2007. After discussion with the Staff, the Company elects not to withdraw its Amendment No. 3 to Form SB-2 (filed on June 5, 2007) or its Form SB-2.  The Company intends to file an Amendment No. 4 to Form SB-2 in response to the Staff’s comment letter dated May 18, 2007.

Thank you for your assistance in this matter.

Universal Tracking Solutions, Inc.

By: ____/s/ Keith A. Tench_________
    Keith A. Tench
    Chief Executive Officer